Exhibit 5.1

Epstein Becker & Green letterhead
July 29, 2010

The Board of Directors
Z Trim Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060
Re: Securities Being Registered under Registration Statement on Form S-1

We have acted as counsel for Z Trim Holdings, Inc., an Illinois corporation (the” Company"), in connection with the  Registration  Statement on Form S-1 filed July 29,2010(the "Registration  Statement") by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), relating to the resale by selling  shareholders of up to 2,450,860 shares of Common Stock, par value $.00005, of the Company (the "Shares"). The Shares include 921,000 shares issuable upon conversion of and 147,360 shares issuable as dividends on  the Company’s Series I, 8%  Convertible Preferred Stock (the “Preferred Stock”) and 1,382,500 shares issuable upon exercise of warrants at a $1.50 per share (the “Warrants”).

We have reviewed the corporate  action of the Company in connection with this matter and have examined the documents, corporate records, and other instruments we deemed necessary for the purposes of this opinion.

In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all records, agreements and documents submitted to us as originals, or certified, conformed or reproduction copies of all such records, agreements, instruments and documents and the conformity to authentic original documents of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.  As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.

Based upon the foregoing and the laws of the State of Illinois, it is our opinion that the Shares issuable upon ((a) conversion of  and as dividends on the Preferred Stock have been duly authorized and when issued and delivered upon conversion and in payment of dividends in accordance with the terms and conditions of the instrument governing their issuance will be validly issued, fully paid and nonassessable under the laws of the State of Illinois; and (b) upon exercise of the Warrants, have been duly authorized and when issued, delivered and paid for in accordance with the terms and conditions of the instruments governing their issuance, will be validly issued, fully paid and nonassessable under the laws of the State of Illinois.

We are qualified to practice law in the state of Illinois and we do not express any opinions in this letter  concerning any law other than the laws of the state of Illinois and the federal laws of the United States of America.

This opinion is furnished solely for the benefit of the Company and may not be filed with or furnished to any individual, entity, association, agency or other person and may not be quoted or referred to, orally or in writing,  in whole or in part,  without our prior written consent.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to our firm in the prospectus constituting a part thereof.  In giving such consent, we do not thereby  admit that we are in the category of persons  whose  consents are required under Section 7 of the Act.

Very truly yours,

/s/ Epstein Becker & Green P.C.
 Epstein Becker & Green, P.C.